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                          Charter Communications, Inc.
                            12405 Powerscourt Drive
                           St. Louis, Missouri 63131

January 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

      Re:   Response to SEC Comment Letter dated January 7, 2005

Ladies and Gentlemen:

      We are writing in response to your letter to Charter Communications, Inc. ("Charter," "we" or the "Company") dated January 7, 2005.

      We have considered the Staff's comments relating to our registration statements on Form S-1 (file nos. 333-121136 and 333-121561) and have set forth below our responses to each of the comments. Concurrently with this letter, we are filing Amendment No. 1 to our registration statement on Form S-1 (file no. 333-121136, referred to herein as the "Registration Statement"), reflecting changes arising out of your comments. Page numbers referred to in this letter refer to the prospectus (the "Prospectus") contained in the Registration Statement. In accordance with your request, we intend to reflect such changes in an amendment to the other registration statement referred to above (file no. 333-121561) as well as other future filings of the Company and its subsidiaries as appropriate.

                                      *****

1. The purpose of the registered transactions, including the economics involved, is not clear from your disclosure. Supplementally, and with a view towards disclosure, please describe in greater detail and Plain English the nature of the hedging or arbitrage activities that Citigroup Global Markets Limited, Citigroup Global Markets, Inc., and their affiliates intend to conduct with respect to your Class A shares. Explain in greater detail how the Class A shares borrowed by Citigroup Global Markets Limited pursuant to the November 22, 2004 share lending agreement would be utilized in these hedging or arbitrage activities. Please explain how such hedging activities and the share lending agreement made the 5.875% convertible senior notes "more attractive" to prospective investors and whether the share lending arrangement was intended (or in fact) to benefit any particular 5.875% note holders. In your response, it would be helpful

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Securities and Exchange Commission
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      to provide hypothetical examples assuming material increases and decreases in the company's stock price.

      In your supplemental response, please also address the following comments:

            - Indicate the extent to which the registered offering, share lending arrangement, and the related hedging activities are being conducted in reliance on the staff's position as articulated in the October 9, 2003 Goldman, Sachs & Co. interpretative letter;

            - explain your analysis regarding the application of Section 5 registration and prospectus delivery requirements to sales made in connection with the hedging activities by Citigroup;

            - describe the "limited circumstances" under which the borrowed shares, once returned, can be reborrowed (as discussed on page 179 of the Form S-1); and

            - explain who other than Citigroup Global Markets Limited may be considered "holders of the borrowed shares" (as discussed on page 179).

            Please note that your responses will also be reviewed by our Office of Chief Counsel (due to unusual nature of the transaction being registered). Therefore, we, including the Office of Chief Counsel, may have additional comments after reviewing your responses.

            To fully understand the economics of the common stock offering registered pursuant to the Company's registration statement, it is necessary to explain the economics for typical investors in convertible notes such as the Company's 5.875% convertible senior notes (the "Notes"). Since the Notes are convertible into the Company's Class A common stock, an investor in the Notes is synthetically long in the Class A common stock, i.e. such investor is exposed to the economic risks of owning the Class A common stock. Many investors in convertible notes such as the Notes prefer to minimize their economic exposure to the underlying common stock by dynamically hedging such convertible notes. Dynamic hedging of the Notes involves selling the Class A common stock short to establish an initial hedge position to offset the synthetic long position of the Notes. This initial short position is then adjusted over time as the market price of the Class A common stock and the time to maturity of the Notes changes.1 Typically, an investor in the Notes

---------
      (1) To take a hypothetical example, suppose an investor holds a note that is convertible into 10 shares of an issuer's common stock and that the market price of the underlying common stock is $100. Suppose as well that the mathematical model the investor is using to hedge the convertible note indicates that at that stock price, for every $1 increase or decrease in the price of the common stock, the value of the

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Securities and Exchange Commission
January 31, 2005
Page 3

            would establish its initial short position by paying a small fee to borrow unrestricted shares of Class A common stock and selling such shares short in the open market at or around the time such investor purchases the Notes. It has become established practice in offerings of convertible notes, either pursuant to Rule 144A or on a registered basis, for these short sales to be done without registration under the Securities Act of 1933.

            The initial sale of the Notes differed from other offerings of convertible notes in that there were not sufficient shares of Class A common stock available for investors to borrow and sell short to establish their initial hedge position, and the cost of borrowing the shares was higher than is typically the case. The Company was advised by its financial advisors that the cost and/or unavailability of shares of Class A common stock could have prevented the Company from selling the Notes on acceptable economic terms. By contractually agreeing to loan up to 150 million shares of Class A common stock to Citigroup Global Markets Limited and to register the sale of those shares, the Company helped to assure prospective investors in the Notes, the vast majority of which expressed a desire to dynamically hedge the Notes, that such investors would be able to hedge the Notes at a reasonable cost. This assurance facilitated the Company's sale of the Notes on acceptable terms.

            Citigroup Global Markets Limited will borrow newly issued shares of Class A common stock from the Company and will pay a per share fee equal to the par value of the shares. Citigroup Global Markets Limited will then transfer those shares to an affiliate that will sell all the shares in an underwritten fixed price offering registered pursuant to the Prospectus, with the standard prospectus delivery.2 Since the Company receives cash in amount equal to par value as a

--------
convertible note will increase or decrease $5. To achieve a hedged position under these circumstances, the investor needs to short 5 shares of stock. That way, if the common stock price decreases by $1 and the note decreases in value by $5, the short position will gain $5 in value, offsetting the loss on this note.

      Because the relationship between the change in value of the note and the change in value of the underlying stock depends on the stock's price, once the price has moved by $1, the investor may have to readjust its short position to maintain a hedged position. In general, as the stock price rises, the investor will increase its short position, and as the stock price falls, the investor will decrease its short position.

      (2) For Securities Act purposes, the borrowing of the newly issued Class A shares by Citigroup Global Markets Limited and its affiliates (collectively, "Citigroup") should be treated like any other acquisition of stock by an underwriter. Thus, the borrowing transaction should not be subject to registration or to a prospectus delivery obligation. Conversely, the sale of the stock by Citigroup should be treated like any other underwritten distribution and should be subject to registration and prospectus delivery. This use of a prospectus to sell borrowed stock has been adopted in other registration statements filed with the Commission, including, among others, registration statements filed by CareMatrix on 11-12-97, by Herbalife International, Inc. on 2-12-98, by Amkor Technology, Inc. on 4-8-98, by Peak International Limited on 5-29-98, by Calpine Corporation on 9-22-04 (see also the subsequent prospectus filed under Rule 424(b) on 9-23-04), and is one of the steps contemplated in the October 9, 2003 Goldman, Sachs & Co. interpretative letter.

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Securities and Exchange Commission
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            loan fee, the borrowed shares will be validly issued, fully paid and non-assessable for all purposes under Delaware corporate law and purchasers of shares in the fixed price registered offering, and any subsequent transferees, will have the right to vote such shares and receive any dividends or other distributions on such shares. Purchasers in the registered offering and their subsequent transferees are the other "purchasers of borrowed shares" referred to on page 179 of the prospectus. The disclosure on page 179 of the prospectus has been modified to clarify this point.

            Unlike the sale of shares borrowed in the market to hedge convertible notes, which sale would be exempt pursuant to either
            Section 4(1) or 4(3) of the Securities Act, this offering must be registered because the shares being sold short are newly issued shares received directly from the Company. The source and restricted nature of the borrowed shares is the only reason that the offering is required to be registered. Accordingly, this transaction is not being conducted in reliance on the Staff's position as articulated in the October 9, 2003 Goldman, Sachs & Co. interpretative letter. The procedures outlined in the Goldman interpretative letter are appropriate in situations where the hedging short sales require registration without regard to the identity of the share lender. Here, the short sales would not require registration but for the fact that the shares are being borrowed from the Company.

            Because this offering is not being conducted in reliance on the Goldman letter, it will not be entitled to the benefits the letter provides. The position taken by the Staff in the Goldman letter requires that the maximum number of shares underlying options (such as the options embedded in the Notes) must be sold on a registered basis. As a consequence, all shares issued upon exercise of such option (i.e., conversion of the Notes) can be returned to stock lenders without additional registration. In this offering, however, the shares of Class A common stock borrowed and sold will not equal the maximum number of shares underlying the Notes, and the registered offering of such shares will have no effect on the status of the shares issued upon conversion of the Notes. Any such shares that are to be sold in the public market must be sold pursuant to the separate resale registration statement filed by the Company or pursuant to and in compliance with Rule 144.

            Since the shares are all borrowed and must eventually be returned to the Company, the fixed price offering of Class A common stock will enable Citigroup to establish a short position. Once established, this short position will be used by Citigroup to facilitate hedging by investors in the Notes in one of two ways described in the attached charts.

            Pursuant to the Share Lending Agreement, Citigroup Global Markets Limited will not be able to reborrow shares that have been borrowed and then returned

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Securities and Exchange Commission
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            unless the registered public offering in connection with which such shares were borrowed was not completed or all the shares registered in such offering are not sold within 30 calendar days of the date such shares are borrowed. The disclosure on page 179 of the Prospectus has been modified to clarify this point.

            While the Company believes that most of the foregoing supplemental information is not relevant to a purchaser of the Class A common stock, the Company has revised its disclosure on pages 179 of the Prospectus to clarify why the Company is registering the sale of borrowed shares and to explain briefly how the short position Citigroup creates will benefit holders of the Notes.

      2. We note that the borrowed Class A shares will be returned by Citigroup. However, the Share Lending Agreement section does not discuss the methods through which these borrowings would be closed out by Citigroup. Supplementally, and with a view towards disclosure, please explain to us in Plain English how Citigroup intends to obtain the Class A shares that it will return to Charter. For example, does Citigroup intend to purchase in the public market the Class A shares that it returns to Charter? Please also clarify whether Citigroup can use any form of consideration other than Class A shares, e.g. cash, to close out its borrowings under the share lending agreement. If cash can be given to close out the borrowings under the share lending agreement, please explain what Charter's intentions are with respect to the cash and reconcile the receipt of cash with your existing disclosure that Charter will not receive proceeds from the offering. For example, assuming that cash settlement of the open borrowings under the share lending agreement is permitted and Citigroup's hedging activities result in cash in excess of the amount needed to close out the borrowings, please explain who will receive the excess cash.

            The manner in which Citigroup obtains shares of Class A common stock to return to the Company will depend on which of the alternatives described in the attached charts is used to facilitate hedging by
            Note investors. Under either alternative, it is expected that Citigroup will return shares to the Company. If alternative one is used, Citigroup will enter into short swap transactions with Note investors (i.e., equity swap transactions wherein, without acquiring any shares from the Note investors, Citigroup enters into contracts which have the effect of transferring to Citigroup a portion of the economic interest of the Note investors in the shares underlying the Notes by entitling Citigroup to receive all or a portion of any increase in value of those shares and by requiring Citigroup to pay
            Note investors in respect of any decrease in value). If a Note investor sells the Notes or otherwise wishes to

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Securities and Exchange Commission
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Page 6

            reduce its hedge position with respect to the Notes, all or a portion of the short swap would be terminated and unwound. Citigroup could concurrently either enter into a new swap with a different
            Note investor or purchase shares in the open market to return to the Company. The swaps will contain provisions that restrict the ability of the Note investor to terminate the swaps so that Citigroup is always in a position to unwind the swap and purchase shares in the market in an orderly fashion.

            If alternative two is used, Citigroup will have a stock lending relationship with the Note investors. If any Note investor wishes to reduce its hedge position, it can return shares to Citigroup and then Citigroup can either loan such shares to a different Note investor or return shares to the Company.

            Pursuant to Section 12(a) of the Share Lending Agreement, if there has been an Event of Default on the part of Citigroup Global Markets Limited and there is a "Legal Obstacle" that prohibits it from acquiring or delivering shares of Class A common stock to the Company and Citigroup Global Market Limited is unable to cure such "Legal Obstacle" within five business days, it may deliver to the Company, in lieu of the borrowed shares, cash based on the market value of such shares. Absent these specific circumstances, Citigroup Global Markets Limited is required to return shares of Class A common stock to the Company to close out its borrowings under the Share Lending Agreement. Any cash proceeds from the registered offering or from any hedging transactions with Note investors will be solely for the account of Citigroup. Given the five-year term of the Share Lending Agreement and the fact that the Company will only receive cash in lieu of shares in the event that return of the shares is prohibited by one of the legal obstacles described in the Prospectus, the Company respectfully believes that disclosure as to any potential use of cash proceeds is unnecessary and could potentially be confusing or misleading to investors.

            The Company has otherwise modified the description of the Share Lending Agreement on page 179 of the Prospectus to explain how Citigroup expects to close out its borrowings of the Class A common stock.

      3. We note the disclosure on page 179 that indicates that the company will loan to Citigroup "up to 150,000,000 shares of our Class A common stock on one or more occasions..."

            Therefore, it appears that the registered offering will be conducted on a delayed or continuous basis, subjecting it to the requirements of Rule 415(a)(1)(x) of Regulation C. However, the Rule 415 box on the cover page of the registration statement has not been checked and Rule 415 undertakings

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Securities and Exchange Commission
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Page 7

            have not been provided. Please advise. In addition, delayed offerings may only be conducted by issuers who are primarily eligible to use Form S-3. Additionally, the staff's position articulated in the Goldman no-action letter is limited to registrants that are eligible to use Form S-3 for a primary offering. Supplementally, confirm that the company is primarily eligible to use Form S-3 and, if so, advise why Form S-1 was used to register this transaction and your related selling shareholder offering.

            It is anticipated that all 150 million shares that the Company has agreed to lend to Citigroup Global Markets Limited will be sold in a single fixed priced offering registered on the Registration Statement. It is not anticipated that any delayed or continuous offering will be necessary and therefore the Company did not provide the Rule 415 undertakings in the Registration Statement. As discussed in the response to comment 1, this transaction is not being conducted in reliance on the Staff's position articulated in the Goldman no-action letter.

            In light of the quarterly accrual, rather than payment, of certain priority distributions during 2004 by a subsidiary of the Company, the Company's eligibility to use Form S-3 is not certain. Accordingly, the Company has opted, in an exercise of caution, to use Form S-1. However, the Company expects to be eligible to use Form S-3 upon the filing of its 2004 Form 10-K, and may amend this Registration Statement to use Form S-3 in lieu of Form S-1. In that regard, although we do not currently expect to conduct multiple offerings under the Share Lending Agreement, if necessary the Company may consider using Form S-3 for future registrations under the Share Lending Agreement to permit delayed offerings.

            If market conditions do not permit the sale of all 150 million shares covered by the Share Lending Agreement, the Company would expect to file one or more new registration statements on Form S-1 or S-3, as applicable, to cover the offering or offerings of the remaining unborrowed shares. The reference on page 179 of the Form S-1 to borrowing by Citigroup "on one or more occasions" refers to this ability to borrow the shares at separate times in connection with separate registered offerings.

      4. Please provide us with a supplemental analysis explaining your views on the applicability of the Rule 415(a)(4) "at the market" rules to the registered offering.

            As described in the response to comment 1, the registered offering will be a fixed price offering and therefore Rule 415(a)(4) is not applicable.

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Securities and Exchange Commission
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      5.    Supplementally, please clarify the nature of the underwriting arrangements, as described in the Underwriting section. Please provide us with copies of the underwriting agreement that will be filed as Exhibit 1.

            As described in the response to comment 1, the registered offering will be an underwritten fixed price offering of the borrowed shares. The form of underwriting agreement is filed as Exhibit 1 to Amendment No. 1 to the Registration Statement.

      6. Please provide us with your analysis explaining the applicability of, and compliance with, Regulation M.

            As described in the responses to comments 1 and 2 and the accompanying charts, Citigroup will conduct a fixed price offering of Class A common stock on behalf of the Company. The Company will comply with Regulation M because it will not be purchasing any Class A common stock during the applicable restricted period. In alternative one described in the attached charts, Citigroup will enter into swap transactions, which are not prohibited by Regulation
            M. In alternative two of the attached charts, Citigroup will purchase shares of Class A common stock from Note investors as part of the process of transferring the short position to those investors. Since Citigroup is a distribution participant, it is subject to Rule 101 of Regulation M. Since the Class A common stock meets the definition of actively traded securities set forth in Rule 101(c)(1), such purchases are not prohibited by Regulation M. In addition, it is expected that any purchases of Class A common stock by Citigroup would take place after the completion of the distribution for the registered offering, so Regulation M would no longer apply.

      7. Please ensure to update any outdated information in your next amendment. For example, you should indicate on page 174 that you already filed a registration statement to cover the resale of the 356,404,924 Class A shares underlying the 5.875% notes.

            We have noted the Staff's comment and have updated outdated information as requested, other than with respect to year end financial information and business data which is not yet available. That information will be updated as it becomes available.

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Securities and Exchange Commission
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      8.    To the extent the comments in this letter are applicable, please apply corresponding revisions to the disclosure contained in the Form S-1 filed on December 22, 2004 (file no. 333-121561). Note that we are in the process of reviewing that Form S-1 and may have additional comments on that particular filing.

            We have noted the Staff's comment and will make appropriate revisions to the S-1 (file no. 333-121561) as requested.

      9. Where applicable, consider revising your disclosure in connection with our comments issued on your Form 10-K for the year ended December 31, 2003 and your Form 10-Q for the period ended September 30, 2004 in our letter dated December 30, 2004.

            We have noted the Staff's comment and have revised both of our pending S-1 registration statements to address the Staff's comments in its letter dated December 30, 2004.

      SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 5
      UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS, PAGE 29

      10. Refer to your presentation of "pro forma cash flows from operating activities," "pro forma cash flows from investing activities," and "pro forma cash flows from financing activities." We believe these measures represent non-GAAP measures that must comply with Item 10 of Regulation S-K. In that regard, you are required to provide a reconciliation of the amounts to the most directly comparable GAAP measures and provide a statement disclosing why management believes the presentation of the non-GAAP measures provides useful information. Please either revise to delete these measures, or provide all disclosures required by Item 10 of Regulation S-K.

            We have noted the Staff's comment and have removed from the "Summary Consolidated Financial Data" the presentation of cash flows from operating activities, cash flows from investing activities and cash flow from financing activities. (See page 6.)

      11. Revise your disclosures to only present the amounts through loss before cumulative effect of accounting change pursuant to Article 11 of Regulation S-X. Also revise to present only basic and diluted loss from continuing operations per common share.

            We have noted the Staff's comment and have revised our disclosures to present only amounts through loss before cumulative effect of accounting

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Securities and Exchange Commission
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Page 10

            change and to present only basic and diluted loss from continuing operations per common share. (See page 6.)

      ORGANIZATIONAL STRUCTURE, PAGE 4

      12. In footnote (1) to the chart, you indicate that "Charter acts as the sole manager of Charter Holdco and most of its limited liability company subsidiaries." Clarify what limited liability company subsidiaries are not under the sole management of the company and who manages these subsidiaries. It is not clear whether this reference is related to the dispute with Mr. Paul G. Allen.

            We have revised our disclosure to read as follows: "Charter acts as the sole manager of Charter Holdco and its direct and indirect limited liability company subsidiaries." (See page 4.) We advise the Staff supplementally that this reference was not related to the dispute with Mr. Allen.

            We may not generate sufficient cash flow.... page 9

      13. Please expand your discussion of how your inability to generate sufficient cash flow could "result in future impairments to the franchises in [your] financial statements."

            We have noted the Staff's comment and have added language to explain how our future cash flows impact our franchise valuations. Declines in future cash flows could result in lower valuations. These resulting valuations may cause impairment of our franchises.

            The following language has been added to the Prospectus (see pages 9 and 10):

            "Additionally, franchise valuations performed in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, are based on the projected cash flows derived by selling products and services to new customers in future periods. Declines in future cash flows could result in lower valuations which in turn may result in impairments to the franchise assets in our financial statements."

            We may not have the ability to raise the funds necessary to fulfill our obligations...page 10

      14. Please quantify the amounts of the subsidiaries' indebtedness (e.g. the "subsidiaries' credit facilities" and "subsidiaries' notes"), as of the most

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Securities and Exchange Commission
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Page 11

            recent practicable date, that would require repayment upon a change of control.

            We have noted the Staff's comment and have added language stating that all of our and our subsidiaries' outstanding debt is subject to change in control provisions. Additionally, we quantified the amount of subsidiary debt outstanding at September 30, 2004. (See page 10.)

            Our dispute with Paul G. Allen...page 11

      15. Although we note your disclosure in the Related Parties Transactions section, the reference here to "dispute" between Mr. Allen and the company is too vague. Explain how this "dispute" has manifested itself. We also note your later risk factor indicating that the loss of Mr. Allen's services could adversely affect the company but no discussion of whether the dispute could result in Mr. Allen's departure from the company. Please revise accordingly. In addition, supplementally advise with a view towards additional disclosure whether the board has considered the impact of this dispute on Mr. Allen's fiduciary duty as Chairman of the Board.

            We have revised the risk factor disclosure in response to the Staff's comment to provide additional detail concerning how the CC VIII dispute manifested itself and to elaborate the nature of the dispute, which is described in detail in the "Certain Relationships and Related Transactions" section of the Prospectus. (See page 12.) Because we do not believe that either the existence or the resolution of this dispute would result in Mr. Allen's departure from the Company, we believe that discussion of such a remote contingency is not warranted.

            We supplementally advise the Staff that the Company's Board of Directors is cognizant of the conflicts raised by this dispute in light of Mr. Allen's fiduciary duties as Chairman of the Board and as the controlling stockholder of the Company. It was in recognition of such conflicts that, when the CC VIII issue was brought to the attention of the Board and Mr. Allen's representatives, the Board acted promptly to cause the formation of a Special Committee of independent directors to investigate the matter and take appropriate action on behalf of the Company. Because of the conflicting interests raised by Mr. Allen's position, the Special Committee has acted independently of Mr. Allen, on the Company's behalf, to investigate the issue and to engage with Mr. Allen in efforts to resolve the dispute, including the parties' current efforts to utilize the Delaware Court of Chancery's program for mediation of complex business disputes, as we discuss in our disclosure.

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Securities and Exchange Commission
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Page 12

      16. In more descriptive language, please explain the impact on Charter if the dispute is resolved so that Mr. Allen continues to hold his preferred membership interests in CC VIII, LLC instead of exchanging them for the membership units of Charter Holdco. Avoid using vague and generic language such as "adversely affected."

            We have revised the disclosure in response to the Staff's comment to clarify the nature of the potential adverse impact on Charter if Mr. Allen continued to hold his preferred membership interests in CC VIII, LLC. The revised paragraph appears on page 12 of the Prospectus as follows:

            "If it is determined that Mr. Allen is entitled to retain the CC VIII interest, then our indirect interest in CC VIII would continue to exclude the value of Mr. Allen's interest in CC VIII, consistent with our current treatment of the CC VIII interest in our financial statements. As a result, the amounts available for repayment of our creditors, including creditors of our subsidiaries, would not include the value represented by Mr. Allen's CC VIII interest, and the value of our Class A common stock similarly would not reflect any value attributable to Mr. Allen's CC VIII interest. Further, such retained interest in CC VIII could reduce our borrowing capacity (due to a portion of the equity interest being held by a party other than Charter or a Charter subsidiary) or make it more difficult for us to secure financing for our CC VIII subsidiary due to concerns as to possible claims that could be asserted by Mr. Allen as the holder of a minority interest in CC VIII. In addition, if it is determined that Mr. Allen is entitled to retain the CC VIII interest, such retention could complicate efforts to sell our CC VIII subsidiary or its assets to a third party, and Mr. Allen could be entitled to receive a portion of the proceeds of such a sale, thereby reducing the amount of such proceeds that would otherwise be available to us and our security holders."

            If a court determines that the Class B common stock is no longer entitled to special voting rights...page 15

      17. Please expand your discussion of the nature of the "uncertainties" referred to in the last paragraph of this risk factor. For example, clarify the nature of the uncertainty regarding your management role and explain how such uncertainty can affect the Class A shares. Are these uncertainties different from the ones already discussed in the risk factor?

            We have noted the Staff's comment and have added disclosure to the Prospectus as suggested. (See page 16.)

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Securities and Exchange Commission
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Page 13

            Risks related to Mr. Allen's controlling position, page 16

      18. We note your disclosure that if Mr. Allen does not maintain a 35% direct or indirect voting interest this could trigger a change in control default. Based on the 150 million shares outstanding as a result of the Share Lending agreement and the potential for the newly issued convertible notes to be converted into 356 million shares, it initially appears that this may be at risk. Tell us why you believe Mr. Allen will continue to maintain the required voting interest, and provide us with supplemental calculations if necessary.

            As discussed in the Prospectus at page 167, under Charter's certificate of incorporation, in connection with any matter submitted to the vote of common stockholders, Mr. Allen is entitled to cast 10 votes for each Class B share that he owns and for each Class B share into which he is entitled to exchange his Charter Communications Holding Company, LLC ("Charter Holdco) units. Accordingly, with respect to any matter submitted to the vote of common stockholders, Mr. Allen is expected to be entitled to cast approximately 89% of the total votes after giving effect to the sale of 150 million shares under the prospectus and approximately 84% of the total votes after giving effect to the conversion of 100% of the convertible notes and the return of the borrowed shares.

            The issuance of our class A common stock offered hereby pursuant ...page 17

      19. What is the basis for management's belief that the offering would not result in an ownership change under the tax laws?

            Management bases its belief that the offering would not result in an ownership change based on its computations pursuant to the rules of
            Section 382 of the Code and its knowledge and, when appropriate, the presumptions permitted under the Section 382 rules with respect to the ownership of the Charter's common stock. Such computations have assumed the issuance of all of the shares which may be borrowed pursuant to the offering. Management's computations show a shift of ownership for Charter under the rules of Section 382 that is below the fifty percent threshold of such rules for determining that an ownership change has occurred.

            Our cable systems are operated under franchises that are subject to non-renewal or termination...page 18

      20. We note your statement approximately 28% of your franchises covering approximately 30% of your video customers either expired or will expire on or before December 30, 2006. Instead of providing these aggregate percentages, please revise to state the percentage of your franchises (and the

Securities and Exchange Commission
January 31, 2005
Page 14

            corresponding percentage of your video customers covered by these franchises) that have already expired. Provide similar percentages for the franchises that will expire in the near future.

            We have noted the Staff's comment and have revised our disclosure to read as follows (see page 19):

            "Approximately 11% of our franchises, covering approximately 10% of our video customers were expired at December 31, 2004. Approximately 8% of additional franchises, covering approximately an additional 9% of our video customers will expire on or before December 31, 2005, if not renewed prior to expiration."

            Further regulation of the cable industry could cause us to delay...page 19

      21. Please refer to the second paragraph of this risk factor. Discuss the consequences to the company if it is required to provide its bundled programming services on an a la carte basis.

            We have revised the paragraph as requested. (See page 20.) To expedite the Staff's review of the new disclosure, we include the paragraph here, with new disclosure in bold typeface.

            "There has been considerable legislative interest recently in requiring cable operators to offer historically bundled programming services on an a la carte basis. Although the FCC recently made a recommendation to Congress against the a la carte mandate, it is still possible that new marketing restrictions could be adopted in the future. IF A LA CARTE RESTRICTIONS WERE IMPOSED ON CABLE OPERATORS, IT COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR ABILITY TO OFFER SERVICES IN A MANNER THAT WE BELIEVE MAXIMIZES OUR REVENUE AND OVERALL CUSTOMER SATISFACTION. IF A MANDATORY A LA CARTE REGIME WERE IMPOSED, SOME CUSTOMERS MIGHT ELECT TO PURCHASE FEWER VIDEO SERVICES FROM US. THIS LOSS WOULD BE COMPOUNDED BY A LIKELY INCREASE IN PROGRAMMING, EQUIPMENT, MARKETING, AND CUSTOMER SERVICE COSTS TO ACCOMMODATE A LA CARTE ORDERING."

            Changes in channel carriage regulations...page 20

      22. Please discuss in greater detail the risks posed by the possible increased channel carriage burden, including the requirement to carry both analog and digital versions of the local broadcast signals.

            We have added the following disclosure in response to the Staff's comment (see page 21):

Securities and Exchange Commission
January 31, 2005
Page 15

            "Additional broadcast carriage obligations could disrupt existing programming commitments, interfere with our preferred use of limited channel capacity and limit our ability to offer services that would maximize customer appeal and revenue potential."

            The market price of our Class A common stock may be volatile...page
            21

      23. Please refer to the second paragraph. Please describe in greater detail how the "hedging or arbitrage" activities involving the Class A common stock would affect the stock's trading prices. Similarly, on page 22, you should describe in greater detail how the market price of the Class A shares could be "negatively affected" by "other short sales of [your] Class A common stock by the purchasers of the 5.875% convertible senior notes to hedge their investment in the convertible notes."

            We have revised the Prospectus to reflect the Staff's comment. (See page 22.) To facilitate review by the Staff, we provide below the second paragraph of the risk factor referred to above, as follows:

            "The price of our Class A common stock also could be affected by any sales of our Class A common stock by investors who view our recently issued 5.875% convertible senior notes as a more attractive means of equity participation in our company. Some investors in our Class A common stock may decide to sell some or all of their shares and purchase our 5.875% convertible senior notes instead. Such sales of our Class A common stock could cause the trading price to decline. The hedging or arbitrage trading activity that could develop with respect to our Class A common stock as a result of the November 2004 issuance of our 5.875% convertible senior notes could also cause a decline or retard any increase in the trading price of our Class A common stock since investors in the convertible senior notes may sell short our Class A common stock in order to establish initial hedge positions, and may increase those positions, particularly as the trading price of our Class A common stock increases, in order to hedge their 5.875% convertible senior notes. See "Share Lending Agreement.""

            The effect of the issuance of our shares of Class A common stock...page 22

      24. To enable investors to better understand the risks involved, please avoid using generic phrases such as "negatively affected" or "negative effect." Instead, use more concrete language to describe the possible consequences resulting from the share lending agreement. For example, the risk factor should clearly explain that the short sales could cause a decrease in the Class A stock's market price. Consider providing illustrative examples of how the hedging activities could affect the Class A stock's market price.

Securities and Exchange Commission
January 31, 2005
Page 16

            We have revised the risk factor referred to above to include the following statements (see page 23):

            "Since there will be more shares sold or available for sale, the market price of our Class A common stock may decline or not increase as much as it might have without the availability of such shares."

            "We expect that many investors in our 5.875% convertible senior notes will hedge their investment by selling additional shares of our Class A common stock short, in order to establish initial hedge positions, and that they may increase those positions as the market price of the Class A common stock increases, since such price increases will increase the likelihood that such holders will convert their 5.875% convertible senior notes and receive Class A common stock. Therefore, such short sales could retard any increase in the market price of our Class A common stock or cause a decline."

      25. We note your statement that an issuance of shares upon the conversion of the convertible notes "may require a reduction of an equal number" of shares under the share lending agreement. We note your use of the word "may" instead of "will." Explain in what circumstances there would not be a corresponding reduction in the number of shares under the share lending agreement.

            Pursuant to Section 10(a) of the Share Lending Agreement, Citigroup Global Markets Limited agreed that it will not transfer or dispose of the borrowed shares except for the purpose of directly or indirectly facilitating the hedging of the Notes by holders. If any holder of Notes that has a hedging relationship with Citigroup, either through a swap or a share loan, converts its Notes, such holder will no longer need to maintain that hedge. As described in the response to comment 2, upon closing out that hedge position Citigroup can either return shares to the Company or, if there are other Note investors that desire a hedge, enter into a hedging relationship with such investors. In addition, it is not expected that Citigroup will enter into a hedging relationship with each holder of Notes. Some holders may wish to hold the Notes unhedged and others may have found alternative methods of hedging the notes (other than with Citigroup). Thus, a conversion of Notes "may" result in Citigroup Global Markets Limited returning shares to the Company and thereby permanently reducing the number of shares available to be borrowed under the Share Lending Agreement, but such a result is not necessarily required. We have included additional disclosure under the cross referenced section entitled "Share Lending Agreement" on page 179 to be more clear on this point.

Securities and Exchange Commission
January 31, 2005
Page 17

      CAPITALIZATION, PAGE 25

      26. Please refer to footnote (e) on page 26. According to the footnote, the percentage of Charter Communications Holdings Company, LLC not owned by Charter is "approximately 53% of the total members' equity of Charter Communications Holding Company, LLC." Your chart on page 4 indicates that 43% of the common equity interest of Charter Communications Holding Company, LLC is not owned by Charter. Please reconcile or advise.

            Charter's restated certificate of incorporation and Charter Holdco's limited liability company agreement contain provisions that are designed to cause the number of shares of common stock of Charter that are outstanding to equal the number of common membership units of Charter Holdco owned by Charter and to cause the value of a share of common stock to be equal to the value of a common membership unit. When Charter issues the 150 million shares as part of the Share Lending Agreement, Charter Holdco will issue 150 million membership units to Charter with the same lending terms. For legal purposes Charter's ownership of Charter Holdco will increase to approximately 57% for the 150 million membership units issued or conversely, the minority interest has decreased to 43%. For accounting purposes, we are considering the membership units as outstanding, but also are considering those membership units to be returned under a reciprocal Share lending Agreement between Charter and Charter Holdco. As a result, minority interest, for accounting purposes, would remain at 53% as discussed in footnote (e) to the capitalization table. This conclusion was reached based on this transaction being a lending of units that are required to be returned between consolidated related parties (e.g. a temporary change in the equity structure of common controlled entities). Additionally, since the minority interest was reduced to zero at Charter Holdco in 2003, Charter has been absorbing all losses in 2004 and will continue to absorb all future losses, subject to changes in the capital structure. Therefore, a change in the minority interest percentage does not impact the losses allocated to Charter.

            We have added the following footnote to the "Organizational Structure" on page 4 to reconcile the differences:

            "... for accounting purposes, Charter's common equity interest in Charter Holdco will remain at 47%, and Paul G. Allen's ownership of Charter Holdco will remain at 53%. These percentages exclude the 150 million mirror membership units due to the required return of the issued mirror units upon return of the shares offered hereby to Charter pursuant to the Share Lending Agreement."

Securities and Exchange Commission
January 31, 2005
Page 18

      27. Tell us why you believe it is appropriate to segregate the pro forma adjustments between "pro forma" and "pro forma as adjusted," when all the events have occurred after the balance sheet date. In this regard, we note the amounts listed as "pro forma" in the Summary on page 7 are in fact the amounts disclosed as "pro forma as adjusted" here. Revise or advise.

            We have noted the Staff's comment and have included within the "pro forma" column all of the items previously in the "pro forma as adjusted" column. (See page 26.)

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 38

            Introduction, page 38

      28. As suggested by Release No. 33-8350, please consider discussing in the introduction the effects of any material economic or industry-wide factors relevant to the company. For example, consider discussing how management views the impact of the general shift from analog television service to digital television service.

            We have added the paragraph below to the introduction to the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." (See page 40.) Please note that the digital video services are incremental to analog video services and do not replace analog video services. Thus there is not a shift from analog video service to digital video service but rather an increase in customers also taking digital video service.

            "The industry's and our most significant operational challenges in 2003 and the first nine months of 2004 included increased competition from direct broadcast satellite (DBS) providers and digital subscriber line (DSL) service providers. See "Business -- Competition". The increased competition from DBS has resulted in net analog video customer losses and decreased growth rates for digital video customers. Increased competition from DSL providers combined with limited opportunities to expand our customer base now that approximately 27% of our analog video customers subscribe to our high-speed data services has resulted in decreased growth rates for high-speed data customers. To date, we have continued to grow revenues by offsetting video customer losses with price increases and sales of incremental advanced services such as high-speed data, video on demand, digital video recorders and high-definition television. We expect to continue to grow revenues through continued growth in high-speed data and incremental advanced services including VOIP telephony, high-definition television and digital video recorders."

Securities and Exchange Commission
January 31, 2005
Page 19

      29. Consider identifying and discussing any key performance indicators, including non-financial performance indicators, that the management uses to manage the business and that would be material to investors. We note, for example, that your Results of Operations section refers to "average monthly revenue per analog video customer" as well as changes in the number of customers.

            In response to the Staff's comment number 32, we have added a discussion of changes in customers and average monthly revenue per analog video customer to our Results of Operations section. (See page 56, 57, 63 and 67.) We believe this same discussion in the Introduction would be repetitive.

            Overview of Operations, page 47

      30. We note your statement that you are attempting to control your costs of operations by "maintaining strict controls on expenses." However, we note that you continue to finance your operations through borrowings. Discuss management's expectations as to when the company will no longer be reliant upon debt to finance operations. Clarify whether management has a plan to lower the amount of revenues necessary to cover the company's interest expense in future periods.

            The Company is focused on working towards becoming free cash flow positive so that we will not be reliant on debt to finance our operations at some future point.

            To this end, the Company has taken numerous steps recently to increase revenues and reduce expenses, as outlined in our disclosure. (See pages 2 and 81.) In addition, the Company continues to explore possible actions to address our balance sheet and meet future interest payment obligations. Specific actions the Company would consider are listed in the Overview section of Liquidity and Capital Resources in "Management's Discussion and Analysis of Financial Condition and Results of Operations." At present, the Company has no specific transaction to announce. In addition, its ability to effect certain of these options in the future is subject to outside factors such as market conditions. In light of these facts, although the Company is continuing to explore all options to resolve its balance sheet issues, we believe it would not be in the best interest of the Company or its stakeholders to offer future-looking speculation as to when the Company might become free cash flow positive or what specific actions it may take toward that goal. The Company will disclose, of course, any such future actions as and when appropriate and will as appropriate include information regarding the impact of any such action on the Company's balance sheet. Lastly, we direct the Staff to our

Securities and Exchange Commission
January 31, 2005
Page 20

            disclosure set forth in "Liquidity and Capital Resources" - "Overview" (pages 72 - 74) reflecting management's expectations.

            Critical Accounting Policies and Estimates, page 48

      31. As suggested in Release No. 33-8350, please revise your discussion of critical accounting estimates or assumptions to:

            - indicate the historical accuracy of the estimates or assumptions; and

            - state whether the estimates or assumptions have changed in the past and, to the extent possible, whether the estimates or assumptions are reasonably likely to change in the future

            For example, you should discuss the historical accuracy of the estimates or assumptions underlying the capitalization policies described on pages 49-50. Where appropriate, consider providing sensitivity analysis that depict reasonably likely scenarios had other variables been chosen in the determination of your estimates. When reasonably feasible, you should provide quantitative information. For example, on page 50, consider quantifying the material effect on future depreciation expenses if management's assumptions about the extent or timing of future asset usage are significantly changed.

            We have noted the Staff's comment and have made revisions to the appropriate sections of the Prospectus as indicated below, with new language appearing in bold typeface.

            Capitalized Labor and Overhead section (page 50):

            "WE MAKE JUDGMENTS REGARDING THE INSTALLATION AND CONSTRUCTION ACTIVITIES TO BE CAPITALIZED. WE CAPITALIZE DIRECT LABOR AND CERTAIN INDIRECT COSTS ("OVERHEAD") USING STANDARDS DEVELOPED FROM ACTUAL COSTS AND APPLICABLE OPERATIONAL DATA. WE CALCULATE STANDARDS FOR ITEMS SUCH AS THE LABOR RATES, OVERHEAD RATES AND THE ACTUAL AMOUNT OF TIME REQUIRED TO PERFORM A CAPITALIZABLE ACTIVITY. FOR EXAMPLE, THE STANDARD AMOUNTS OF TIME REQUIRED TO PERFORM CAPITALIZABLE ACTIVITIES ARE BASED ON STUDIES OF THE TIME REQUIRED TO PERFORM SUCH ACTIVITIES. OVERHEAD RATES ARE ESTABLISHED BASED ON AN ANALYSIS OF THE NATURE OF COSTS INCURRED IN SUPPORT OF CAPITALIZABLE ACTIVITIES. THE IMPACT OF CHANGES THAT RESULTED FROM THESE STUDIES WERE NOT SIGNIFICANT IN THE PERIODS PRESENTED."

            Useful lives of property, plant and equipment section (page 51):

Securities and Exchange Commission
January 31, 2005
Page 21

            "We evaluate the appropriateness of estimated useful lives assigned to our property, plant and equipment, BASED ON ANNUAL STUDIES OF SUCH USEFUL LIVES, and revise such lives to the extent warranted by changing facts and circumstances. ANY CHANGES IN ESTIMATED USEFUL LIVES AS A RESULT OF THESE STUDIES, WHICH WERE NOT SIGNIFICANT IN THE PERIODS PRESENTED, WILL BE REFLECTED PROSPECTIVELY BEGINNING IN
            THE PERIOD IN WHICH THE STUDY IS COMPLETED. ... THE EFFECT OF A
            ONE-YEAR DECREASE IN THE WEIGHTED AVERAGE USEFUL LIFE OF OUR PROPERTY, PLANT AND EQUIPMENT WOULD BE AN INCREASE IN DEPRECIATION EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2004 OF APPROXIMATELY $296 MILLION. THE EFFECT OF A ONE-YEAR INCREASE IN THE WEIGHTED AVERAGE USEFUL LIFE OF OUR PROPERTY, PLANT AND EQUIPMENT WOULD BE A DECREASE IN DEPRECIATION EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2004 OF APPROXIMATELY $198 MILLION."

            Impairment of property, plant and equipment, franchises and goodwill section (page 53):

            "THE VALUATIONS USED IN OUR IMPAIRMENT ASSESSMENTS INVOLVE NUMEROUS ASSUMPTIONS AS NOTED ABOVE. WHILE THE CURRENT ECONOMIC CONDITIONS INDICATE THE COMBINATION OF ASSUMPTIONS UTILIZED IN THE VALUATION AS OF SEPTEMBER 30, 2004 IS REASONABLE, AS MARKET CONDITIONS CHANGE SO WILL THE ASSUMPTIONS WITH A RESULTING IMPACT ON THE VALUATION AND CONSEQUENTLY THE IMPAIRMENT CHARGE."

            "SENSITIVITY ANALYSIS. THE EFFECT ON THE IMPAIRMENT CHARGE RECOGNIZED IN THE THIRD QUARTER OF 2004 OF THE INDICATED INCREASE/DECREASE IN THE SELECTED ASSUMPTIONS IS SHOWN BELOW:

                                    PERCENTAGE/       IMPAIRMENT CHARGE
                                 PERCENTAGE POINT     INCREASE/(DECREASE)
         ASSUMPTION                  CHANGE         (DOLLARS IN MILLIONS)
------------------------------    --------------    ---------------------
ANNUAL OPERATING CASH FLOW (1)       +/- 5%                $(890)/$921
LONG-TERM GROWTH RATE (2)            +/- 1 PTS(3)        (1,579)/1,232
DISCOUNT RATE                      +/- 0.5 PTS(3)         1,336/(1,528)

      (1) OPERATING CASH FLOW IS DEFINED AS REVENUES LESS OPERATING EXPENSES AND SELLING GENERAL AND ADMINISTRATIVE EXPENSES.

      (2) LONG-TERM GROWTH RATE IS THE RATE OF CASH FLOW GROWTH BEYOND YEAR TEN.

      (3) A PERCENTAGE POINT CHANGE OF ONE POINT EQUATES TO 100 BASIS POINTS.

            "LITIGATION. Legal contingencies have a high degree of uncertainty. When a loss from a contingency becomes estimable and probable, a reserve is established. THE RESERVE REFLECTS MANAGEMENT'S BEST ESTIMATE OF THE PROBABLE COST OF ULTIMATE RESOLUTION OF THE MATTER AND IS REVISED ACCORDINGLY AS FACTS AND CIRCUMSTANCES CHANGE AND, ULTIMATELY WHEN THE

Securities and Exchange Commission
January 31, 2005
Page 22

            MATTER IS BROUGHT TO CLOSURE. WE HAVE ESTABLISHED RESERVES FOR CERTAIN MATTERS INCLUDING THOSE DESCRIBED IN "BUSINESS - LEGAL PROCEEDINGS." If any of the litigation matters described in "Business - Legal Proceedings" is resolved unfavorably RESULTING IN PAYMENT OBLIGATIONS IN EXCESS OF MANAGEMENT'S BEST ESTIMATE OF THE OUTCOME, such resolution could have a material adverse effect on our consolidated financial condition, results of operations or our liquidity."

            Results of Operations, page 55

      32. Please refer to the discussion of video revenues on page 62. Revise your disclosure to quantify the impact of each factor that resulted in the $41 million increase in video revenues in the 2003 fiscal year. For example, your revised disclosure should indicate the degree to which the prices increases were "partially offset" by a decline in analog and digital video customers. Please make corresponding revisions to any similar disclosure in the Results of Operations section.

            We have noted the Staff's comment and have made appropriate revisions to the Prospectus. Please note that the information used for the 2002 to 2003 and 2003 to 2004 results of operations was not readily available for 2001.

            NINE MONTHS RESULTS OF OPERATIONS (PAGE 57):

            "AVERAGE MONTHLY REVENUE PER ANALOG VIDEO CUSTOMER INCREASED FROM $61.46 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 TO $66.17 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 PRIMARILY AS A RESULT OF PRICE INCREASES AND INCREMENTAL REVENUES FROM ADVANCED SERVICES. AVERAGE MONTHLY REVENUE PER ANALOG VIDEO CUSTOMER REPRESENTS TOTAL ANNUAL REVENUE, DIVIDED BY NINE, DIVIDED BY THE AVERAGE NUMBER OF ANALOG VIDEO CUSTOMERS DURING THE RESPECTIVE PERIOD."

            "Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues decreased by $73 million, or 3%, from $2.6 billion for the nine months ended September 30, 2003 to $2.5 billion for the nine months ended September 30, 2004. Approximately $84 million of the decrease was the result of the Systems Sales AND APPROXIMATELY AN ADDITIONAL $45 MILLION RELATED TO A DECLINE IN ANALOG VIDEO CUSTOMERS. THE DECREASES WERE OFFSET BY increases of approximately $35 million resulting FROM price increases AND INCREMENTAL VIDEO REVENUES FROM EXISTING CUSTOMERS and APPROXIMATELY $21 MILLION RESULTING FROM an increase in digital video customers.

            "Revenues from high-speed data services provided to our non-commercial customers increased $135 million, or 33%, from $403 million for the nine

Securities and Exchange Commission
January 31, 2005
Page 23

            months ended September 30, 2003 to $538 million for the nine months ended September 30, 2004. Approximately $125 MILLION of the increase related to the increase in the average number of customers receiving high-speed data services, whereas approximately $19 MILLION related to the increase in average price of the service. THE INCREASE IN CUSTOMERS RESULTED FROM OUR ABILITY to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 85% as of September 30, 2003 to 88% as of September 30, 2004 as a result of our system upgrades. The increase in high-speed data revenues was reduced by approximately $9 million as a result of the Systems Sales."

            2003 vs. 2002 Results of Operations (page 63):

            "Average monthly revenue per analog video customer increased from $56.91 for the year ended December 31, 2002 to $61.92 for the year ended December 31, 2003 PRIMARILY AS A RESULT OF PRICE INCREASES AND INCREMENTAL REVENUES FROM ADVANCED SERVICES. Average monthly revenue per analog video customer represents total annual revenue, divided by twelve, divided by the average number of analog video customers DURING THE RESPECTIVE PERIOD.

            "Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $41 million, or 1%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. VIDEO REVENUES increaseD APPROXIMATELY $65 MILLION due to price increases AND INCREMENTAL REVENUES FROM EXISTING CUSTOMERS AND $82 MILLION AS A RESULT OF INCREASES IN THE AVERAGE NUMBER OF DIGITAL VIDEO CUSTOMERS, WHICH WERE partially offset by a DECREASE OF APPROXIMATELY $106 MILLION AS A RESULT OF A decline in analog video customers.

            "Revenues from high-speed data services provided to our non-commercial customers increased $219 million, or 65%, from $337 million for the year ended December 31, 2002 to $556 million for the year ended December 31, 2003. Approximately $206 MILLION of the increase related to the increase in the average number of customers, whereas approximately $13 MILLION related to the increase in THE average price of the service. The increase IN CUSTOMERS was primarily due to the addition of high-speed data existing service areas. We were also able to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 82% as of December 31, 2002 to 87% as of December 31, 2003 as a result of our system upgrades.

            "Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales

Securities and Exchange Commission
January 31, 2005
Page 24

            decreased $39 million, or 13%, from $302 million for the year ended December 31, 2002, to $263 million for the year ended December 31, 2003 primarily as a result of a decrease in advertising from vendors OF APPROXIMATELY $64 MILLION offset partially by an increase in local advertising sales revenues OF APPROXIMATELY $25 MILLION. For the years ended December 31, 2003 and 2002, we received $15 million and $79 million, respectively, in advertising revenue from vendors."

            Liquidity and Capital Resources, page 70

      33. Overview, page 71. Please refer to page 72. Please elaborate on the nature of the restrictions on Charter Holdings' ability to make distributions to Charter as a result of its inability to meet the
            8.75 to 1.0 leverage ratio test. Note that Release No. 33-8350 requests a registrant to discuss the impact or reasonably likely impact of the breach of a debt instrument's covenants on its financial condition or operating performance. Your discussion appears to indicate that Charter Holdings cannot make any distributions. If so, this prohibition on distributions should be clearly stated and its impact on Charter described in greater detail.

            The Company is not in breach of any covenant in its debt instruments. There is no covenant requirement for Charter Communications Holdings, LLC to maintain a leverage ratio below 8.75 to 1. The existence of a leverage ratio below 8.75 to 1 is merely a condition to certain "restricted payments," which would include certain distributions by Charter Communications Holdings, LLC to its parent company. We have disclosed this restriction at page 150 of the Prospectus. We supplementally advise the Staff that, subject to completion of our financial statements, we anticipate that Charter Holdings will meet the 8.75 leverage ratio test at December 31, 2004, in which case the restriction will not apply during the first quarter of 2005. If that is the case, we will revise the disclosure in any subsequent filings accordingly.

      34. To the extent that current breaches with the covenants of existing debt instruments will materially limit Charter's ability to raise the additional funding needed to repay the debt maturing in 2006, you identify these specific breaches in the risk factor section and explain how these breaches will specifically affect the company.

            As noted above, there has been no breach of covenants in existing debt instruments.

Securities and Exchange Commission
January 31, 2005
Page 25

      35. Please refer to page 73. Indicate, if known, whether the company is currently anticipating future asset sales on the scale of the Atlantic Broadband Finance sale as significant source of liquidity. Note that Release No. 33-8380 suggests companies provide prospective information regarding their sources of capital.

            We are aware of the Company's obligations under Release No. 33-8380 to provide prospective information regarding sources of capital. To address our future liquidity needs, we have stated that we have borrowing capacity under our credit facilities and we have listed possible future transactions the Company would consider to meet its obligations in the event that internally generated funds or borrowings under our credit facilities are insufficient to fund our operations. (See page 73.) While we have referred to past transactions such as the one referred to by the Staff as actions that have enhanced our liquidity position and although we continue to explore asset dispositions as one of several possible actions that we could take in the future, we do not presently consider future asset sales as a significant source of liquidity.

      36. Repeat the disclosures contained at page 9 relating to potential defaults on your debt covenants if you do not receive an unqualified opinion from your auditors.

            We have noted the Staff's comment and have included the requested language. (See pages 72.)

      37. Summary of Outstanding Contractual Obligations, page 73. We note the items that were not included in the contractual obligations table. Supplementally, please explain your basis for not including these items in the table. Reconcile that basis with our view, as expressed in Release No. 33-8182, that "aggregated information about a registrant's contractual obligations in a single location will provide useful context for investors to assess a registrant's short
            - and long - term liquidity and capital resource needs and demands."

            The items listed below the table are not included in the table because for one reason or another the items are not both fixed and determinable. For instance, except to the extent that programming agreements have guaranteed minimums, the amounts payable under the agreements vary based on the number of customers with access to the programming. Pole rentals are not included as they are not contractual obligations since they are typically cancelable with 30 days notice. Franchise fees vary based on revenues earned in a given year. And letters of credit do not represent amounts that are currently outstanding and requiring repayment. We have added the following statement to the Prospectus:

Securities and Exchange Commission
January 31, 2005
Page 26

            "The following items are not included in the contractual obligations table BECAUSE THE OBLIGATIONS ARE NOT FIXED AND/OR DETERMINABLE due to various factors discussed below. However, we incur these costs as part of our operations: ..." (See page 75.)

      38. Confirm that the amounts disclosed in the table include principal and interest. If not, please revise to include.

            The amounts in the table currently include only principal payments. We have noted the Staff's comment and will make appropriate revisions to the Prospectus to include interest, as indicated below with new disclosure appearing in boldface type. (See page 74.)

      SUMMARY OF OUTSTANDING CONTRACTUAL OBLIGATIONS

      The following table summarizes our payment obligations as of December 31, 2003 under our long-term debt and certain other contractual obligations and commitments (dollars in millions).

                                                                 PAYMENTS BY PERIOD
                                                         LESS THAN     1-3        3-5     MORE THAN
                                                TOTAL     1 YEAR      YEARS      YEARS     5 YEARS
                                               -------    -------    -------    -------    -------
CONTRACTUAL OBLIGATIONS
Long-Term Debt Principal Payments (1)          $19,208    $   188    $ 2,199    $ 6,293    $10,528
LONG-TERM DEBT INTEREST PAYMENTS (2)             8,783      1,121      2,718      2,704      2,240
PAYMENTS ON INTEREST RATE INSTRUMENTS (3)          183        115         68         --         --
Capital and Operating Lease Obligations (1)         80         19         29         14         18
Programming Minimum Commitments (4)              1,949        320        684        703        242
Other (5)                                          282         63         86         49         84
                                               -------    -------    -------    -------    -------
     Total                                     $30,485    $ 1,826    $ 5,784    $ 9,763    $13,112
                                               =======    =======    =======    =======    =======

(1) The tables present maturities of long-term debt outstanding as of December 31, 2003 and does not reflect the effects of the sale of the Charter Operating senior second lien notes, the amendment and restatement of the Charter Operating credit facilities, the 5.875% convertible senior notes and the senior floating rate notes. Refer to ""Description of Certain Indebtedness" and Notes 9 and 23 to our December 31, 2003 consolidated financial statements included in this prospectus for a description of our long-term debt and other contractual obligations and commitments.

(2) INTEREST PAYMENTS ON VARIABLE DEBT ARE ESTIMATED USING AMOUNTS OUTSTANDING AT DECEMBER 31, 2003 AND THE AVERAGE IMPLIED FORWARD LONDON INTERBANK OFFERING RATE (LIBOR) RATES FOR THE QUARTER DURING THE INTEREST RATE RESET BASED ON THE YIELD CURVE IN EFFECT AT DECEMBER 31, 2003. ACTUAL INTEREST PAYMENTS WILL DIFFER BASED ON ACTUAL LIBOR RATES AND ACTUAL AMOUNTS OUTSTANDING FOR APPLICABLE PERIODS.

(3) REPRESENTS AMOUNTS WE WILL BE REQUIRED TO PAY UNDER OUR INTEREST RATE HEDGE AGREEMENTS ESTIMATED USING THE AVERAGE IMPLIED FORWARD LIBOR RATES FOR THE QUARTER DURING THE INTEREST RATE RESET BASED ON THE YIELD CURVE IN EFFECT AT DECEMBER 31, 2003.

Securities and Exchange Commission
January 31, 2005
Page 27

(4) We pay programming fees under multi-year contracts ranging from three to six years typically based on a flat fee per customer, which may be fixed for the term or may in some cases, escalate over the term. Programming costs included in the accompanying statement of operations were $1.2 billion, $1.2 billion and $963 million for the years ended December 31, 2003, 2002 and 2001, respectively. Certain of our programming agreements are based on a flat fee per month or have guaranteed minimum payments. The table sets forth the aggregate guaranteed minimum commitments under our programming contracts.

(5) "Other" represents other guaranteed minimum commitments, which consist primarily of commitments to our billing services vendors.

      BUSINESS, PAGE 79

            Business Strategy, page 79

      39. We note your statement that "going forward" management intends on reducing indebtedness; however, the amount of the company's debt has continued to grow. It is unclear what steps management plans to take to reduce the company's indebtedness. Please provide more detail either here or in the MD&A section.

            We refer the Staff to the information set forth in our response to item 30 above.

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 118

      40. We note that the beneficial ownership table is as of October 31, 2004. Please update the table to the most recent practicable date, as required by Item 403 of Regulation S-K.

            We have updated the table to reflect beneficial ownership as of December 31, 2004. See page 118.

     DESCRIPTION OF CERTAIN INDEBTEDNESS, PAGE 141

      41. Please provide disclosure identifying the events that are assumed to have occurred under the "Pro Forma - September 30, 2004" column of the table on page 141.

            We have noted the Staff's comment and have added a cross-reference to our "Unaudited Pro Forma Consolidated Financial Statements" in the lead-in to the table. (See page 141.)

            Summary of Restrictive Covenants Under the Charter Holdings High-Yield Note Indentures, page 149

Securities and Exchange Commission
January 31, 2005
Page 28

      42. We note your disclosure that Charter Holdings and its restricted subsidiaries are permitted to issue up to $3.5 billion of debt under credit facilities. However, it appears that you have surpassed that limit under the credit facilities as of September 30, 2004. Please clarify.

            Charter Holdings and its restricted subsidiaries are permitted to incur up to $3.5 billion of debt under the credit facilities category of Permitted Debt, but may also incur additional debt under the leverage ratio test and under other categories of Permitted Debt. The indenture's indebtedness covenant provides that debt under a single facility or agreement may be incurred in part under one category and in part under another. We have added a statement to the Prospectus to clarify this point. (See page 150.)

      SHARE LENDING AGREEMENT, PAGE 179

      43. We note your disclosure that you believe there is no U.S. GAAP accounting impact of the outstanding shares under the lending agreement. Tell us why you believe this and cite your basis in the relevant accounting literature.

            We supplementally advise the Staff, that the Stock Borrow Facility is essentially an issuance of stock (150 million shares) by the Company with a commitment from the initial recipient of those shares to return the issued shares to us at the maturity of the 5.875% convertible senior notes or sooner if those notes are converted, repaid or redeemed. Based on the terms of the Share Lending Agreement, we concluded that we have entered into an implied forward purchase contract. Forward purchase contracts are considered within the scope of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Under paragraph 25 of SFAS No. 150, entities that have "entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share." Based on the guidance in SFAS No. 150, we concluded that it was appropriate to exclude the shares that will be issued and returned pursuant to the Share Lending Agreement from the calculation of basic and diluted earnings per share.

      44. We note that you disclose that CGML will note vote any of the borrowed shares of which it is the record owner. If the borrowed shares are transferred, tell us and disclose whether the transferees of these shares will be able to vote.

Securities and Exchange Commission
January 31, 2005
Page 29

              To the extent that any of the borrowed shares are transferred, the transferees of such shares will have the right to vote such shares. We have revised the Prospectus to so state. (See page 179.)

      UNDERWRITING, PAGE 181

      45. We note that the underwriter will place the prospectus in electronic format on a website. Supplementally, please describe all electronic methods of distribution contemplated by the underwriter, including the electronic version of the prospectus and the website will be used. Clarify how these methods relate to the proposed hedging activities by Citigroup.

            The Company has been informed by Citibank Global Markets Inc. as follows:

            Citigroup Global Markets Inc. may use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup Global Markets Inc. may use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup Global Markets Inc. does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes.

            More specifically, Citigroup Global Markets Inc. may use i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup Global Markets Inc. does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

            Citigroup Global Markets Inc.'s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

            In addition, Citigroup Global Markets Inc. may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Securities and Exchange Commission
January 31, 2005
Page 30

            Such distribution methods are unrelated to the proposed activities by which Citigroup facilitates hedging by Note investors as described in the response to comment 1 and the accompanying charts and are no different from the distribution methods used by Citigroup in other registered equity offerings.

                                      *****

      We have noted the Staff's request that, at the time of our request for acceleration of effectiveness, we furnish a letter to the Staff setting forth certain acknowledgements and we will do so at that time.

                                 Sincerely,

                                 By: /s/ Paul E. Martin
                                     -----------------------------------------
                                     Paul E. Martin
                                     Interim Co-Chief Financial Officer, Senior
                                     Vice President, and Corporate Controller of
                                     Charter Communications, Inc.

                                     /s/ Derek Chang
                                     -------------------------------------------
                                     Derek Chang
                                     Interim Co-Chief Financial Officer,
                                     Executive Vice President of Finance and
                                     Strategy of Charter Communications, Inc.

cc:

Securities and Exchange Commission:

      Mr. Larry Spirgel, Division of Corporation Finance
      Mr. Ted Yu, Division of Corporation Finance
      Mr. Carlos Pacho, Division of Corporation Finance
      Ms. Kathleen Kerrigan, Division of Corporation Finance

Charter Communications, Inc.:

      Mr. Robert P. May, Interim President and Chief Executive Officer
      Mr. Curt Shaw, Executive Vice President, General Counsel and Secretary Mr. David Merritt, Audit Committee Chair

KPMG LLP:

      Mr. Rick Andrews

Irell & Manella:

      Mr. Al Segel
      Mr. Kevin Finch